Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                   The Scudder Spain and Portugal Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81119810
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 14, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  81119810                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                        787,853
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER
 REPORTING   |  9 |                                                   787,853
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                787,853
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                            12.1 %
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  81119810                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                       632,550
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      632,550
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  632,550
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                             9.7 %
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, (the "Common Stock"), of The Scudder Spain and Portugal Fund, Inc. (the "Issuer). The principal executive offices of the Fund are located at 345 Park Avenue, New York 10154


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777,
Asheville, NC 28801. Additional information with respect to officers, directors, and general partners is set forth in the attached Exhibit A.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On July 14, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent the Vice President and Assistant Secretary of the Scudder Spain and Portugal Fund Inc. (the issuer) a letter concerning the issuer's upcoming annual meeting of shareholders. This letter indicated that the reporting persons would vote their shares against a contemplated merger with The Growth Fund of Spain, would oppose the election of any Director candidates in favor of the merger, and would likely vote in favor a proposal to terminate the advisory contract with Scudder Kemper Investments. The letter further requested that the issuer abandon any plan which would restrict the ability of shareholders to receive Net Asset Value for all their shares. A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned solely by the reporting persons' intentions with regard to the extraordinary actions contemplated by the issuer in the upcoming annual meeting. The securities of the issuer acquired and held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's semiannual report states that, as of the close of business on March 31, 1998, there were 6,511,154 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,420,403 shares of Common Stock, which constitute approximately 21.8% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) During the last sixty days, the following shares of Common Stock were sold on the New York Stock Exchange:



 Date              Number of Shares Sold             Price Per Share
- -------            --------------------------               ---------------
6/25/98                   -1300                                   18.1875
6/16/98                   -8850                                   17.375
6/15/98                   -4900                                   17.25
6/12/98                   -1400                                   17.3751
6/11/98                    -500                                    18.125


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The text of the letter from Ronald G. Olin to the Issuer, which occasions this Schedule 13D filing by the Reporting Persons, is incorporated as Exhibit B.








                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July  14, 1998                        Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary











                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	Attorney






                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin

			EXHIBIT B

DEEP DISCOUNT ADVISORS INC.
         Enhanced Performance through Closed-End Fund Investments
          One West Pack Square, Suite 777, Asheville, NC  28801
         828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com


Bruce H. Goldfarb,
Vice President and Assistant Secretary Ph: 212-336-4654 Fax: 212-223-3127 The Board of Directors, The Scudder Spain and Portugal Fund, Inc.
Scudder Kemper Investments, Inc.
345 Park Avenue
New York, New York  10154


 (via both Fax and Federal Express)				July 14, 1998


To the Board of Directors of The Scudder Spain and Portugal Fund:

My clients and I currently own about 22% of the Scudder Spain and Portugal Fund. We were pleased last November when Scudder Kemper Investments committed to allow those shareholders of the Fund that wished it the ability to receive Net Asset Value (NAV) for their shares.

We have thoroughly reviewed the contemplated plan to first merge the fund with The Growth Fund of Spain and then follow that with an In-Kind redemption offer to allow shareholders to receive NAV for their shares. We have engaged two independent tax authorities to separately review the implications and limitations associated with this complicated plan.

The conclusion is inescapable. To preserve the tax-free nature of the merger, the ability of Scudder Spain and Portugal shareholders to receive NAV is limited to 50% of the shares outstanding. No such limitation exists if the shareholders are allowed the In-Kind redemption without having first approved the merger.

Since we believe substantially more than 50% of the shareholders desire NAV for their shares, the plan proposed by Scudder Kemper is not, in our view, consistent with the commitment made last year. We are confident that the In-ind redemption approach can be utilized effectively by the Fund to give shareholders who desire it the opportunity to exchange ALL their shares for an open-end equivalent fund, without restriction. Therefore, we shall vote against the merger with Growth Fund of Spain if such a proposal is presented in the Fund's next annual meeting.

Further, we believe that candidates for Director of the Fund that support such a merger plan as contemplated are not following through with the commitment made by the Fund last year and are not complying with the wishes of a majority of the Fund's shareholders. Consequently we will oppose the election of any such Directors in the Fund's next annual meeting and may support other candidates, if presented, who are committed to providing NAV to all shareholders who desire it.

Further, we understand that a proposal to terminate the advisory contract with Scudder Kemper Investments may be presented at the next annual meeting. Since we believe Scudder Kemper to be the architect of the current merger plan, and since we believe such a plan will limit the ability of shareholders to receive NAV for their shares, we will likely vote in favor of any such termination proposal.

We respectfully request that Scudder Kemper Investments and the Board of the Fund abandon this or any plan which restricts the ability of shareholders to receive NAV for all their shares. Alternatively, we would support any plan which expeditiously delivers NAV to the shareholders and lives up fully to the commitment made to the shareholders last year.

Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors Inc.